# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: On Holding AG, CIK 0001858985
CUSIP: H5919C104
Title of class of securities: Class A ordinary shares, par value CHF 0.10 per share
Address of issuer's principal executive offices: FORRLIBUCKSTRASSE 190, 8005 ZURICH, Switzerland (V8), 00000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001860218

## Reporting persons
- Martin Hoffmann: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 3,237,553; shared voting power 0; sole dispositive power 3,237,553; shared dispositive power 0; aggregate amount beneficially owned 3,237,553 (1% of the class)
  Comment: Note to Rows 5, 7 and 9: Consists of: (a) 2,722,749 Class A ordinary shares owned by Mr. Hoffmann (including 514,804 Class A ordinary shares underlying options and option awards that have vested).
  
  Note to Row 11: Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Hoffmann as set forth in Row 9 by (b) an aggregate of 334,729,507 Class A ordinary shares outstanding, consisting of (i) 302,230,339 Class A ordinary shares outstanding as of June 30, 2026, as reported by the Issuer to the Reporting Person (including 514,804 Class A ordinary shares underlying options and option awards held by Mr. Hoffmann that have vested), and (ii) 32,499,168 Class A ordinary shares issuable upon conversion of the Class B voting rights shares outstanding as of June 30, 2026.
  
  Note to Rows 6, 7, 8, 9 and 11: Unless otherwise noted, information is presented as of June 30, 2026.

## Item 1. Issuer
Name of issuer: On Holding AG
Address of issuer's principal executive offices: Forrlibuckstrasse 190 8005 Zurich, Switzerland

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is being filed by Martin Hoffmann (the "Reporting Person").
Address of principal business office or, if none, residence: The principal office and business address of the Reporting Person is c/o On Holding AG, Forrlibuckstrasse 190, 8005 Zurich, Switzerland.
Citizenship: See row 4 of the cover page to this Schedule 13G/A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See row 9 of the cover sheet.
Percent of class: See row 11 of the cover sheet.
Sole power to vote or to direct the vote: See row 5 of the cover sheet.
Shared power to vote or to direct the vote: See row 6 of the cover sheet.
Sole power to dispose or to direct the disposition: See row 7 of the cover sheet.
Shared power to dispose or to direct the disposition: See row 8 of the cover sheet.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Martin Hoffmann: /s/ Martin Hoffmann, Martin Hoffmann (08/12/2026)